Issuer Free Writing Prospectus dated February 2, 2026
Filed pursuant to Rule 433
Relating to the Preliminary Prospectus dated January 28, 2026
Registration File No. 333-292657
This free writing prospectus relates to the common stock of Veradermics, Incorporated (the “Company”) and should be read together with the preliminary prospectus dated January 28, 2026 (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-292657) (the “Registration Statement”) related to the offering of such securities. The Preliminary Prospectus may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1827635/000162828026003764/veradermicsincs-1a.htm. The following information in this free writing prospectus supplements and updates the information contained in the Preliminary Prospectus. You should read the Preliminary Prospectus carefully, including the section entitled “Risk Factors” before deciding to invest in our common stock. Capitalized and other terms used herein but not defined have the meanings set forth in the Preliminary Prospectus.

Indications of interest
Eli Lilly and Company, or Eli Lilly, has indicated an interest in purchasing at the initial public offering price shares of common stock in this offering in an amount up to 4.9% of the number of shares of common stock issued and outstanding after this offering. The shares of common stock to be purchased by Eli Lilly will not be subject to a lock-up agreement with the underwriters. Because this indication of interest is not a binding agreement or commitment to purchase, Eli Lilly may determine to purchase more, less or no shares in this offering or the underwriters may determine to sell more, less or no shares to Eli Lilly. The underwriters will receive the same underwriting discounts and commissions on any of our shares of common stock purchased by Eli Lilly as it will from any other shares of common stock sold to the public in this offering. The number of shares of common stock available for sale to the public will be reduced to the extent that Eli Lilly purchases shares of common stock in the offering.
Wellington Management, or the cornerstone investor, also has indicated an interest in purchasing up to $30.0 million in shares of common stock in this offering at the initial public offering price. The shares of common stock to be purchased by the cornerstone investor will not be subject to a lock-up agreement with the underwriters. Because this indication of interest is not a binding agreement or commitment to purchase, the cornerstone investor may determine to purchase more, less or no shares in this offering or the underwriters may determine to sell more, less or no shares to the cornerstone investor. The underwriters will receive the same underwriting discounts and commissions on any of our shares of common stock purchased by the cornerstone investor as they will from any other shares of common stock sold to the public in this offering. The number of shares of common stock available for sale to the public will be reduced to the extent that the cornerstone investor purchases shares of common stock in the offering.
If Eli Lilly or the cornerstone investor is allocated all or a portion of the shares it has indicated an interest in purchasing in this offering or more, and purchases any such shares, such purchases could reduce the available public float for our shares of common stock if Eli Lilly or the cornerstone investor holds such shares long-term.

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Veradermics, Incorporated (the “Company”) has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and the other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by contacting: Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 821-7388, or by email at Prospectus_Department@Jefferies.com; Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146; or Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com.